North Pointe Holdings Corporation
September 20, 2005
Via Edgar
Mr. Albert Lee
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re:	North Pointe Holdings Corporation
Registration Statement on Form S-1
File Number 333-1222220
Dear Mr. Lee:
          On behalf of North Pointe Holdings Corporation (the “Company”) and pursuant to Rule 461 under the Securities Act of 1933, as amended, we respectfully request acceleration of effectiveness of the above-referenced registration statement for 2:00 p.m. on September 22, 2005, or as soon thereafter as practicable.
          The Company hereby acknowledges that:
          (1)    should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
          (2)    the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
          (3)    the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please confirm the date and time of effectiveness of the registration statement to Todd B. Pfister, our outside counsel, at (312) 832-4579.

Very truly yours, North Pointe Holdings Corporation /s/ James G. Petcoff James G. Petcoff President, Chief Executive Officer and Chairman of the Board

cc: Todd B. Pfister